Exhibit 99.1

FOR IMMEDIATE RELEASE	June 22, 2011

FMI Holdings Ltd. (formerly Forbes MediTech Inc.) Provides Updates With Respect to Liquidation

VANCOUVER, BC – FMI Holdings Ltd. (formerly Forbes Medi-Tech Inc.) (OTCBB:FMTIF) (“FMI” or “Company”), through its liquidator, Abakhan & Associates, Inc., today provided an update with respect to the anticipated timing for completion of the previously announced liquidation and wind up of the Company (the “Liquidation”). The Company previously-announced that it expected to complete the Liquidation in the first quarter of 2011. As a result of delays in obtaining a clearance certificate from Canada Revenue Agency and the concurrent wind-up of a joint venture with Fayrefield Foods Ltd. in which FMI has a 51% interest, it is currently anticipated that the Liquidation will be completed no sooner than August 2011.

The Company currently has cash reserves of approximately CDN$2.7 million (of which approximately 77% is denominated in U.S. dollars). Based on the estimated costs of completing the Liquidation and current U.S. dollar exchange rates, the estimated proceeds upon completion of the Liquidation are in the range of CDN$0.53 to CDN$0.54 per outstanding share. In the event that (i) wind-up costs are greater than anticipated or (ii) there are fluctuations in the U.S. dollar exchange rate, shareholders may receive aggregate distributions amounting to less than the range noted above. Accordingly, the Company can give no assurances as to the total amount and timing of distributions to the Company’s shareholders.

Forward looking Statements and Risks

This News Release contains forward-looking statements and forward looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the Liquidation. Forward-looking statements can be identified by forward-looking terminology such as “anticipates”, “expects”, “will”, “may” and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, that the proceeds available for distribution in the Liquidation will be less than anticipated. Factors that may impact the amount of proceeds available for distribution in the Liquidation include but are not limited to (i) unanticipated fees or expenses incurred in connection with the Liquidation; (ii) currency exchange fluctuations; and (iii) other unforeseen expenses, liabilities or obligations. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Contact:
Phil McCourt / Brett Luckin
Abakhan & Associates, Inc.
(in its capacity as liquidator)
Phone: (604) 689-4255